UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                              Ocean Bio-Chem, Inc.
                        ---------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    674631106
                            -------------------------
                                 (CUSIP Number)

                                 Peter G. Dornau
                              Ocean Bio-Chem, Inc.
                              4041 S.W. 47th Avenue
                            Ft. Lauderdale, FL 33314
                             -----------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 21, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

     Note: Schedules filed in paper formal shall included a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAME OF REPORTING PERSON
         S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON
         Peter G. Dornau     ###-##-####

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)    [   ]
                                                             (b)    [ X ]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(e)                                       [   ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
7        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
           VOTING POWER
         2,956,868 (1)

--------------------------------------------------------------------------------
8        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
           SHARED VOTING POWER
         0

--------------------------------------------------------------------------------
9        NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE
           DISPOSITIVE POWER
         2,956,868(1)

--------------------------------------------------------------------------------
10       NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
           SHARED DISPOSITIVE POWER
         0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,133,828 (2)

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         49.6%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         INDIVIDUAL

--------------------------------------------------------------------------------
     (1) Includes 164,000 shares which are issuable to Mr. Peter G. Dornau upon the exercise of stock options within 60 days of April 21, 2005.

     (2) Includes 164,000 shares which are issuable upon the exercise of stock options within 60 days of April 21, 2005 and 176,960 shares covered by an irrevocable proxy granted to Peter G. Dornau by his son, Gregor M. Dornau.


Item 1.  Security and Issuer
         -------------------
     This statement relates to the common stock of Ocean Bio-Chem, Inc. ("Ocean Bio-Chem" or the "Company"). The principal executive offices of Ocean Bio-Chem, Inc. are located at 4041 S.W. 47th Avenue, Fort Lauderdale, FL 33314.

Item 2.  Identity and Background
         -----------------------
     This Schedule is being filed by Peter G. Dornau, the Chief Executive Officer, President and Director of the Ocean Bio-Chem. The business address for Mr. Dornau 4041 S.W. 47th Avenue, Fort Lauderdale, Florida 33314. During the last five years, Mr. Dornau has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------
         Not Applicable.

Item 4.  Purpose of Transaction
         ----------------------
     Mr. Dornau does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Ocean Bio-Chem or the disposition of securities of Ocean Bio-Chem, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Ocean Bio-Chem, (c) a sale or transfer of a material amount of assets of Ocean Bio-Chem, (d) any change in the present board of directors or management of Ocean Bio-Chem, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of Ocean Bio-Chem, (f) any other material change in Ocean Bio-Chem's business or corporate structure, (g) any changes in Ocean Bio-Chem's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Ocean Bio-Chem by any person, (h) a class of securities of Ocean Bio-Chem's to be delisted from a national securities exchange or cease being authorized to be quoted in an inter-dealer quotation system of registered national securities association, (i) a class of equity securities of Ocean Bio-Chem becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Exchange Acts of 1934 or (j) any action similar to any of those enumerated above. On April 21, 2005, Gregor M. Dornau gave his father, Peter G. Dornau, a proxy to vote his 176,960 shares held by him. The effect of this transaction gives Mr. Dornau voting rights to approximately 52% of the Company's issued and outstanding common stock.



Item 5.  Interest in Securities of the Issuer
         ------------------------------------
     (a) Mr. Dornau is deemed to beneficially own 3,133,828 shares of the Ocean Bio-Chem's common stock, representing approximately 49.6% of Ocean Bio-Chem's issued and outstanding common stock plus options exercisable within 60 days of April 21, 2005. This total includes 2,792,868 shares held directly by Mr. Dornau and options to purchase 164,000 shares of the Ocean Bio-Chem's common stock, exercisable within sixty days of April 21, 2005 and also includes 176,960 shares which Mr. Dornau holds as the proxy agent for Gregor M. Dornau. The shares issued and held directly by Mr. Dornau includes 203,000 shares which were issued to him as restricted stock grants during the years ending December 31, 2000-2005. Included in the shares covered by Gregor M. Dornau's proxy are 116,000 restricted shares issued during 2000 - 2005. These restricted stock grants are being presented for approval at Ocean Bio-Chem's Annual Shareholder Meeting, currently scheduled for June 1, 2005 and through such date the holders have agreed not to vote these shares.

     (b) Mr. Dornau has the sole power to vote or to direct the vote of 2,969,828 shares (2,792,868 held directly by him and 176,960 pursuant to his son Gregor's proxy) representing 52.2% of the issued and outstanding stock; and to dispose or to direct the disposition of the 2,956,868 shares beneficially owned by him. However, Mr. Dornau has agreed not to vote the 319,000 restricted shares discussed in Item 5 (a), above at the June 1, 2005 Annual Shareholders' Meeting or at any vote prior thereto.

     (c) During the past sixty (60) days from April 21, 2005, Mr. Dornau has not effected any transactions in the Ocean Bio-Chem's common stock. However, on April 4, 2005 Messrs. Peter G. and Gregor M. Dornau received 30,000 and 15,000 restricted shares of common stock, respectively as a component of their compensation. Such shares are included in the figures presented in Item 5 (a) and (b), above.

     (d) Not applicable.

     (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
           to Securities of the Issuer
           ---------------------------
     Except  as  described   above,   there  are  no  contracts,   arrangements,
understandings or relationships (legal or otherwise) with respect to any securities of Ocean Bio-Chem to which Mr. Dornau is a party or is subject.

Item 7.  Materials to be filed as Exhibits
         ---------------------------------

     2.1 Voting Agreement

     2.2 Irrevocable Proxy

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:    April 21, 2005            /s/ Peter Dornau
                                   ----------------------------------
                                   Peter Dornau

                                                                     Exhibit 2.1





                                VOTING AGREEMENT

     This Voting Agreement (the "Agreement") is entered into effective as of the 21st day of April 2005, by and among Peter G. Dornau and Gregor M. Dornau.

     RECITAL

     WHEREAS, Gregor M. Dornau owns 176,960 shares ("Shares") of common stock of Ocean Bio-Chem, Inc., a Florida corporation (the "Company") and desires to transfer voting power of these Shares to his father, Peter G. Dornau for a period of five (5) years beginning on the date of this Agreement and expiring five years thereafter (the "Expiration Date");

     NOW, THEREFORE, in consideration of the mutual promises and covenants herein, and for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereby agree as follows:

     1. Irrevocable Proxy. Gregor M. Dornau hereby irrevocably appoints Peter G. Dornau as his proxy agent, with full power of substitution, to vote all of his shares of the Company's common stock with respect to all matters submitted to the shareholders at all meetings of the shareholders of the Company, during a five year period beginning on the date of this Agreement and expiring on the Expiration Date. This proxy is coupled with an interest and the Irrevocable Proxy is attached as Exhibit A to this Voting Agreement.

     2. Termination. This Agreement, and the respective rights and obligations of the parties hereto, shall terminate five years after the date of this Agreement.

     3. Specific Performance. The parties agree that their rights under this Agreement are unique and cannot be satisfied by the award of monetary damages. Accordingly, the parties shall, in addition to any other remedies available to them at law or in equity, have the right to enforce their rights hereunder by actions for specific performance to the extent permitted by law.

     4. Entire Agreement. Amendments and Waivers. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects herein. This Agreement may only be amended if agreed to in writing by Peter G. Dornau and Gregor M. Dornau.

     5.   Transferees  and  Assignment.   This  Agreement  and  the  rights  and
obligations of the parties shall inure to the benefit of, and be binding upon, successors and assigns of Peter G. Dornau and Gregor M. Dornau.

     6. Governing Law. This Agreement shall be governed by and construed under the laws of the State of Florida without giving effect to its conflict of laws provisions.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

                                   /s/ PETER G.DORNAU
                                   --------------------------------------
                                   Peter G. Dornau


                                   /s/ GREGOR M. DORNAU
                                   --------------------------------------
                                   Gregor M. Dornau

                                                                     Exhibit 2.2
 Exhibit A

                                IRREVOCABLE PROXY


     I, GREGOR M. DORNAU, a shareholder of OCEAN BIO-CHEM, INC., a Florida corporation ("Corporation"), do hereby irrevocably appoint PETER G. DORNAU, to be my proxy agent, with full power of substitution, and to vote all of my shares of common stock in the Corporation with respect to all matters submitted to the shareholders at all meetings of the shareholders, or any adjournments thereof, and in all consents to any actions taken without a meeting. This appointment shall continue from this date until April 21, 2010, and during said period, my proxy shall have all of the power that I would possess with respect to the voting my shares and granting my consent. I hereby ratify and confirm all acts that my proxy shall do or cause to be done by virtue of and within the limitations set forth in this proxy.

     I hereby revoke all proxies previously given by me with respect to all my shares of common stock in the Corporation.

     I hereby waive my right to cancel this Irrevocable Proxy at any time during the time period described herein. I hereby acknowledge that this irrevocable proxy is coupled with an interest, including, but not limited to the Voting Agreement of even date herewith.

     IN WITNESS WHEREOF, I have executed this proxy on April 21, 2005.





                                   /s/ Gregor M. Dornau
                                   --------------------------------------
                                   Gregor M. Dornau
                                   Shareholder



                                   Gregor M. Dornau
                                   --------------------------------------
                                   Print Name

..